October 19, 2006

VIA EDGAR

Vanessa Robertson

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C.  20549

Re:	TorreyPines Therapeutics, Inc.
Current Report on Form 8-K filed October 10, 2006
File No. 0-25571

Dear Ms. Robertson:

On behalf of our client, TorreyPines Therapeutics, Inc. (the “Company”), we are transmitting to you this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated October 12, 2006, with respect to the Current Report on Form 8-K filed October 10, 2006, File No. 0-25571 (the “Form 8-K”).

The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter.

1.             Based upon your disclosure in Item 4.01, it appears as though no change in accountants has actually occurred.  Therefore, please consider removing this section.  Otherwise, if you feel it is important to include this information, please expand your disclosure so that an investor reading Item 4.01 only would understand why you have two accountants and that there have actually been no changes in accountants.  For example, please make it clear that Ernst & Young LLP is the accountant for the subsidiary and that Eisner LLP was the accountant for Axonyx and therefore will remain the accountant for TorreyPines.  Please consider whether instruction 3. to Item 304 of Regulation S-K applies in your situation.

                Response: In response to the Staff’s comment, the Company will amend the Form 8-K to clarify and supplement the disclosure in Item 4.01.

                In addition, the Company acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Form 8-K; (ii)staff comments or changes to disclosure in response to staff comments does not foreclose the SEC from taking any action with respect to the Form 8-K and (iii) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.

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Please do not hesitate to call me at (858) 623-5665 x158 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

/s/ Craig Johnson

Craig Johnson
Vice President, Finance and
Chief Financial Officer